EXHIBIT 99.1

Volvo Group to Implement Industrial Relocation

GOTEBORG, Sweden, March 18, 2004 (PRIMEZONE) -- The Volvo Group is carrying out an industrial relocation in Europe as a result of which manufacture of crankshafts for medium-heavy truck engines is being increased at Villaverde, Spain, while Renault's truck production is being concentrated to Bourg-en-Bresse in France. The relocation is a consequence of the transition to a greater degree of shared technical architecture for trucks within the Volvo Group.

Renault Trucks currently manufactures Kerax trucks and crankshafts for various engines for Renault Trucks at the facility in Villaverde. As a consequence of the transition to a greater degree of shared technical architecture for trucks within the Volvo Group, the truck production in Villaverde is being relocated to Bourg-en-Bresse.

The plant in Bourg-en-Bresse is responsible for most of Renault's truck production. The transfer is expected to be completed in 2006. At the same time, the Volvo Group will increase its production of crankshafts from 35,000 to 65,000 for the Group's medium-heavy engines at new facilities close to Villaverde. A total of approximately 450 employees will be affected by the decision. An extensive package of support measures has been developed to facilitate the adjustment process for personnel.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 76,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the US.

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